Exhibit 99.1
Hydrogenics Receives Letter from Nasdaq Regarding Noncompliance with Minimum Bid Price Rule
MISSISSAUGA, ONTARIO, CANADA — February 20, 2008 — Hydrogenics Corporation (NASDAQ:HYGS; TSX: HYG), a globally recognized developer and provider of hydrogen generation and fuel cell products and services, today announced that it received notice on February 19, 2008 from The Nasdaq Stock Market, Inc. indicating that Hydrogenics is not in compliance with The Nasdaq Stock Market’s requirements for continued listing because, for the previous 30 consecutive business days, the bid price of Hydrogenics’ common stock has closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”). Hydrogenics has until August 18, 2008 (180 calendar days from February 19, 2008) to regain compliance with the Minimum Bid Price Rule.Hydrogenics can regain compliance with the Minimum Bid Price Rule if the bid price of Hydrogenics’ common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days before August 18, 2008. If compliance is not achieved by August 18, 2008, Nasdaq staff will notify Hydrogenics that its common stock will be delisted from The Nasdaq Stock Market.
In the event that Hydrogenics receives notice that its common stock is delisted from The Nasdaq Stock Market, Nasdaq rules permit Hydrogenics to appeal any delisting determination by Nasdaq staff to a Nasdaq Listings Qualifications Panel. In addition, in the event that such a delisting determination was based solely on non-compliance with the Minimum Bid Price Rule, the Nasdaq Marketplace Rules may permit the Company to transfer its common stock to the Nasdaq’s Capital Market if the Company’s common stock satisfies all criteria for initial inclusion on such market other than compliance with the Minimum Bid Price Rule. In the event of such a transfer, the Nasdaq Marketplace Rules provide that the Company would be provided an additional 180 calendar days to comply with the Minimum Bid Price Rule while on the Nasdaq Capital Market.
The Nasdaq notice received on February 19, 2008 has no effect on the listing of Hydrogenics’ common stock at this time.
About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America, Europe and Asia.
For more information, please contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this.